EXHIBIT 99.1

Valneva Announces Successful Outcome of its AGM and Appointment of two New Supervisory Board Members

Saint-Herblain (France), June 24, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that all the resolutions recommended by the Management Board were approved by the shareholders at its Annual General Meeting (AGM) held yesterday in Paris.

Among the adopted resolutions were approval of the 2021 financial statements, delegations for the management board to increase Valneva’s share capital and/or issue financial instruments, and the appointment, for a three-year term, of two new Supervisory Board members.

Bpifrance Participations was appointed to Valneva’s Supervisor Board and will be represented by Maïlys Ferrère. Ms. Ferrère, a French national, is Director of Large Venture Investments at Bpifrance, France’s state-owned investment bank. In her role at Bpifrance, she sits on various boards of Euronext-listed companies. Before joining Bpifrance Large Venture in 2013, Ms. Ferrère was an Investment Director at the Fonds Stratégique d’Investissement. Prior to this, Ms. Ferrère had a career in the banking industry, focusing on equity capital markets in various financial institutions. She graduated from Institut d’Etudes Politiques de Paris.

James Edward Connolly, an American national, was also appointed to Valneva’s Supervisory Board. Mr. Connolly is a seasoned business executive with more than three decades of experience in the life sciences industry. Since 2013, Mr. Connolly has been serving on a number of boards for a variety of vaccine, biopharmaceutical and investment organizations. From 2010 to 2013, Mr. Connolly was President and CEO of Aeras (now IAVI.) Prior to this, he had a long and successful 24-year career at Wyeth (now Pfizer), where he held a series of senior roles, the last two of which were Executive Vice President and General Manager, Wyeth Vaccines and President, Wyeth Canada. During his tenure leading Wyeth Vaccines, Mr. Connolly played a leading role building the company’s vaccines business into one of the top four global manufacturers and creating the first true blockbuster vaccine, Prevnar, with sales in excess of $3 billion.

Additionally, the term of office of Supervisory Board members Frédéric Grimaud, James Sulat, and Anne-Marie Graffin was renewed until June 2025. In a separate meeting, Frédéric Grimaud was re-elected as Chairman of Valneva’s Supervisory Board.

Valneva also confirmed during the AGM that initiation of the Phase 3 study of Lyme disease vaccine candidate VLA15 is planned in the third quarter of 2022 and that it is expecting to submit the Biologics License Application (BLA) for its chikungunya vaccine candidate VLA1553 to the Food and Drug Administration (FDA) in the second half of 2022.

The AGM’s voting results will be made available in the “Investors & Media” section of Valneva’s corporate website in the coming days.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Valneva Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates and estimates for future performance. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.